

January 17, 2013

Via E-mail
Mark A. Fletcher
President and Chief Executive Officer
Generex Biotechnology Corporation
555 Richmond Street West, Suite 604
Toronto, Ontario Canada M5V 3B1

> **Re: Generex Biotechnology Corporation**
> **Preliminary proxy statement**
> **Filed January 11, 2013**
> **File No. 000-25169**

Dear Mr. Fletcher:

We have limited our review of your filing to the issues addressed in the following comments.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 4. Approval of an Amendment to Generex's Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

1. Please expand the disclosure to provide additional information regarding:
    - the number of common shares that are currently authorized, issued, and issuable under all outstanding options, rights, conversion features, contractual obligations, etc.;
    - the number of common shares that will be authorized and issued after passage of Proposal 4;
    - the number of common shares that will be authorized, unissued but reserved after the passage of Proposal 4; and
    - the number of common shares that will be authorized, unissued and unreserved after the passage of Proposal 4.

<u>Proposal 5. Approval of an Amendment to Generex's Restated Certificate of Incorporation, Subject to Board Approval, to Effect a Reverse Stock Split of Common Stock and Reduce the Number of Authorized Shares of Common Stock</u>

2. Please expand the disclosure to provide additional information regarding:
    - The stock-split ratio or the parameters of the ratio to be determined;
    - Whether you intend to cash-out holders of fractional shares and, if so, the amount of payment per share;
    - The number of shareholders of record before and after the stock-split using the ratio or parameters of the ratio of the proposed stock-split;
    - The operation, purpose and effect of the reverse stock-split;
    - The number of common shares that will be authorized and issued; authorized, unissued, but reserved; and authorized, unissued but unreserved after passage of Proposal 4; and
    - The number of common shares that will be authorized and issued; authorized, unissued, but reserved; and authorized, unissued but unreserved after passage of both Proposals 4 and 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director